EXHIBIT 99.1

Algonquin Power & Utilities Corp. announces dates for 2012 third quarter financial results release and conference call

OAKVILLE, ON, Oct. 9, 2012 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced plans to release 2012 third quarter financial results the afternoon of Wednesday, November 14, 2012. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Thursday, November 15, 2012, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Thursday, November 15, 2012

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4860 or Local 416-644-3416.

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4569905# from November 15, 2012 until November 29, 2012.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of regulated and non-regulated utilities in North America. The company’s regulated utilities business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 46 renewable energy facilities and 8 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares are traded on the Toronto Stock Exchange under the symbol AQN. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 12:06e 09-OCT-12